                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       SENSORMATIC ELECTRONICS CORPORATION
                       -----------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                       -----------------------------------
                         (Title of Class of Securities)

                                    817265101
                               ------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 5, 1996
                         -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Continued on following page(s)
                              Page 1 of 12 Pages
                             Exhibit Index: None

                                  SCHEDULE 13D

CUSIP NO. 817265101                                           PAGE 2 OF 12 PAGES


1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

               Quantum Industrial Partners LDC

2      Check the Appropriate Box If a Member of a Group*
                                     a. / /
                                     b. /X/

3      SEC Use Only

4      Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6      Citizenship or Place of Organization

               Cayman Islands

                    7      Sole Voting Power
  Number of                       0
   Shares
Beneficially        8      Shared Voting Power
  Owned By                        0
    Each
  Reporting         9      Sole Dispositive Power
   Person                         0
    With
                    10     Shared Dispositive Power
                                  0

11     Aggregate Amount Beneficially Owned by Each Reporting Person
                                  4,121,150

12     Check Box If the Aggregate Amount in Row (11) Excludes Certain
       Shares* / /

13     Percent of Class Represented By Amount in Row (11)

                                  5.62%

14     Type of Reporting Person*

               CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 817265101                                           PAGE 3 OF 12 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH Management Investor, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                a. / /
                                                b. /X/

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Delaware

                         7       Sole Voting Power
  Number of                             0
   Shares
Beneficially             8       Shared Voting Power
  Owned By                              4,121,150
    Each
  Reporting              9       Sole Dispositive Power
   Person                               0
    With
                         10      Shared Dispositive Power
                                        4,121,150

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        4,121,150

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       / /

13       Percent of Class Represented By Amount in Row (11)

                                       5.62%

14       Type of Reporting Person*

                  IA; PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 817265101                                           PAGE 4 OF 12 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH Management, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                        a. / /
                                        b. /X/

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Delaware

                         7     Sole Voting Power
  Number of                           0
   Shares
Beneficially             8     Shared Voting Power
  Owned By                            4,121,150
    Each
  Reporting              9     Sole Dispositive Power
   Person                             0
    With
                         10    Shared Dispositive Power
                                      4,121,150

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      4,121,150

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares* / /

13       Percent of Class Represented By Amount in Row (11)

                                      5.62%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 817265101                                           PAGE 5 OF 12 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros (in his individual capacity and in his capacity as sole proprietor of Soros Fund Management)

2        Check the Appropriate Box If a Member of a Group*
                                              a. / /
                                              b. /X/

3        SEC Use Only

4        Source of Funds*

                  AF, PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  United States

                              7       Sole Voting Power
  Number of                                  1,530,550
   Shares
Beneficially                  8       Shared Voting Power
  Owned By                                   4,121,150
    Each
  Reporting                   9       Sole Dispositive Power
   Person                                    1,530,550
    With
                              10      Shared Dispositive Power
                                             4,121,150

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                             5,651,700

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares* / /

13       Percent of Class Represented By Amount in Row (11)

                                    7.71%

14       Type of Reporting Person*

                  IA; IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 817265101                                           PAGE 6 OF 12 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Purnendu Chatterjee

2        Check the Appropriate Box If a Member of a Group*
                                              a.  / /
                                              b.  /X/

3        SEC Use Only

4        Source of Funds*

                  AF, PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  United States

                          7     Sole Voting Power
  Number of                            526,258
   Shares
Beneficially              8     Shared Voting Power
  Owned By                             4,121,150
    Each
  Reporting               9     Sole Dispositive Power
   Person                              526,258
    With
                          10    Shared Dispositive Power
                                       4,121,150

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                       4,647,408

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares* / /

13       Percent of Class Represented By Amount in Row (11)

                                    6.34%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 12 Pages

         This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.01 par value (the "Shares"), of Sensormatic Electronics Corporation (the "Issuer"). This Amendment No. 1 amends the initial statement on Schedule 13D dated September 18, 1995 (the "Initial Statement"). The address of the principal executive offices of the Issuer is 500 N.W. 12th Avenue, Deerfield Beach, Florida 33442. This Amendment No. 1 is being filed to report the recent acquisition of certain of the Shares held for the accounts of the Reporting Persons. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Initial Statement. The Initial Statement is supplementally amended as set forth herein.

ITEM 2.  IDENTITY AND BACKGROUND.

         Updated information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         A schedule identifying all transactions in the Shares effected by each of the Reporting Persons and Winston since December 10, 1995 is included as Annex B hereto, which is incorporated by reference to this Item 3. Quantum Industrial expended approximately $16,720,601 of its working capital, Winston expended approximately $941,302 of its working capital and Mr. Soros expended approximately $5,871,011 of his working capital to purchase the Shares which are reported on Annex B as having been purchased for the respective accounts of each of such persons during the last sixty days. All of such Shares were purchased in market transactions on the New York Stock Exchange.

         The Shares reported herein as being beneficially owned by each of the Reporting Persons may be held through margin accounts maintained for each of them with Arnhold and S. Bleichroeder, Inc. or other brokers, which extend margin credit to each party as and when required to open or carry positions in their respective margin accounts, subject to applicable Federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of Shares which may be deemed to be beneficially owned by the Reporting Persons is 6,177,958 (approximately 8.42% of the total number of Shares outstanding).

                  i) Quantum Industrial may be deemed the beneficial owner of 4,121,150 Shares (approximately 5.62% of the total number of Shares outstanding).

                  ii) QIHMI, by reason of the investment authority it shares with Dr. Chatterjee with respect to the Shares, may be deemed the beneficial owner of the 4,121,150 Shares held by Quantum Industrial.

                  iii) QIH Management, Inc., as the sole general partner of QIHMI, may be deemed the beneficial owner of the 4,121,150 Shares held by Quantum Industrial.

                                                              Page 8 of 12 Pages


                  iv) Mr. Soros may be the deemed the beneficial owner of 5,651,700 Shares (approximately 7.71% of the Shares outstanding). This number includes (i) 1,530,550 Shares held by Mr. Soros personally and (ii) the 4,121,150 Shares held by Quantum Industrial for which Mr. Soros may be deemed a beneficial owner by virtue of the his position as the sole shareholder of QIH Management. Mr. Soros expressly disclaims beneficial ownership of the Shares held by Dr. Chatterjee, Winston and CFM.

                  v) Dr. Chatterjee may be deemed the beneficial owner of 4,647,408 Shares (approximately 6.34% of the Shares outstanding). This number includes: (i) 47,454 Shares owned directly by Dr. Chatterjee, (ii) 240,400 Shares held by Winston, (iii) 238,404 Shares held by CFM and (iv) 4,121,150 Shares held by Quantum Industrial. Dr. Chatterjee expressly disclaims beneficial ownership of the Shares held by Mr. Soros.

         The filing of this statement on a joint basis by Quantum Industrial, QIHMI, QIH Management, Mr. George Soros and Dr. Chatterjee shall not be construed as an admission that any of such parties is the beneficial owner of any Shares not owned directly by such party.

         (b)      i)      QIHMI, QIH Management, Mr. Soros and Dr. Chatterjee
may be deemed to have shared voting power with respect to the 4,121,150 Shares owned by Quantum Industrial.

                  ii) Mr. Soros may be deemed to have sole voting power with respect to the 1,530,550 Shares owned directly by Mr. Soros.

                  iii) Dr. Chatterjee may be deemed to have sole voting power with respect to (i) the 47,454 Shares owned directly by Dr. Chatterjee,
(ii) the 238,404 Shares held by CFM, of which Dr. Chatterjee is the sole general partner and (iii) the 240,400 Shares owned by Winston, of which CFM is the sole general partner.

         (c) Except for the transactions listed in Annex B hereto, there have been no transactions in the Shares by any of the Reporting Persons or other persons identified in response to Item 2 since December 10, 1995 (sixty days prior to the date hereof).

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         (a) Joint Filing Agreement, dated as of September 15, 1995 by and between Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Mr. George Soros and Dr. Purnendu Chatterjee (filed as Exhibit A in the Initial Statement and incorporated herein by reference).

         (b) Power of Attorney dated September 14, 1995 granted by Quantum Industrial Partners LDC in favor of Mr. Sean C. Warren (filed as Exhibit B in the Initial Statement and incorporated herein by reference).

         (c) Power of Attorney dated October 27, 1994 granted by Mr. George Soros in favor of Mr. Sean C. Warren (filed as Exhibit C in the Initial Statement and incorporated herein by reference).

                                                              Page 9 of 12 Pages


         (d) Power of Attorney, dated May 31, 1995, granted by Purnendu Chatterjee in favor of Peter Hurwitz (filed as Exhibit D in the Initial Statement and incorporated herein by reference).

                                                             Page 10 of 12 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 9, 1996           QUANTUM INDUSTRIAL PARTNERS LDC

                                  By:     /s/ Sean C. Warren
                                          ------------------
                                          Sean C. Warren
                                          Attorney-in-Fact


Date:  February 9, 1996           QIH MANAGEMENT INVESTOR, L.P.

                                  By:     QIH MANAGEMENT, INC., general partner

                                          By:      /s/ Sean C. Warren
                                                   ------------------
                                                   Sean C. Warren
                                                   Vice President


Date:  February 9, 1996           QIH MANAGEMENT, INC.

                                  By:     /s/ Sean C. Warren
                                          ------------------
                                          Sean C. Warren
                                          Vice President


Date:  February 9, 1996           GEORGE SOROS

                                  By:     /s/ Sean C. Warren
                                          ------------------
                                          Sean C. Warren
                                          Attorney-in-Fact


Date:  February 9, 1996           PURNENDU CHATTERJEE

                                  By:     /s/ Peter A. Hurwitz
                                          --------------------
                                          Peter A. Hurwitz
                                          Attorney-in-Fact

                                                             Page 11 of 12 Pages

                                     ANNEX A

         The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                               Scott K. H. Bessent
                                 Walter Burlock
                              Stanley Druckenmiller
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                                 Gary Gladstein
                                Robert K. Jermain
                                 David N. Kowitz
                                Elizabeth Larson
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any of such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                             Page 12 of 12 Pages

                                     ANNEX B

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF

                          SENSORMATIC ELECTRONICS CORP.

FOR THE ACCOUNT OF
                                                              NATURE OF                 NUMBER            PRICE
                                   DATE OF PURCHASE          TRANSACTION               OF SHARES        PER SHARE
                                   ----------------          -----------               ---------        ---------
Quantum Industrial Partners           2/01/96                Purchase                   32,400            15.560
                                      2/01/96                Purchase                   97,400            15.623
                                      2/01/96                Purchase                  107,100            15.644
                                      2/01/96                Purchase                   17,200            15.435
                                      2/01/96                Purchase                   17,800            15.560
                                      2/01/96                Purchase                   12,500            15.633
                                      2/05/96                Purchase                   70,600            15.497
                                      2/06/96                Purchase                  124,250            16.505
                                      2/07/96                Purchase                  142,000            17,060
                                      2/07/96                Purchase                   28,400            17.020
                                      2/07/96                Purchase                  220,100            17.062
                                      2/08/96                Purchase                   86,300            17.270
                                      2/08/96                Purchase                   56,400            17.461

Winston Partners L.P.                 2/01/96                Purchase                      700            15.633
                                      2/01/96                Purchase                    1,800            15.560
                                      2/01/96                Purchase                    5,500            15.623
                                      2/01/96                Purchase                    6,000            15.644
                                      2/01/96                Purchase                    1,000            15.435
                                      2/01/96                Purchase                    1,000            15.560
                                      2/05/96                Purchase                    4,000            15.497
                                      2/06/96                Purchase                    7,000            16.505
                                      2/07/96                Purchase                    8,000            17.060
                                      2/07/96                Purchase                    1,600            17.020
                                      2/07/96                Purchase                   12,400            17.062
                                      2/08/96                Purchase                    4,900            17.270
                                      2/08/96                Purchase                    3,100            17.461

George Soros                          2/01/96                Purchase                    6,000            15.435
                                      2/01/96                Purchase                   11,500            15.560
                                      2/01/96                Purchase                   34,300            15.623
                                      2/01/96                Purchase                   37,700            15.644
                                      2/01/96                Purchase                    6,200            15.560
                                      2/01/96                Purchase                    4,400            15.633
                                      2/05/96                Purchase                   24,900            15.497
                                      2/06/96                Purchase                   43,750            16.505
                                      2/07/96                Purchase                   77.500            17.062
                                      2/07/96                Purchase                   50,000            17.060
                                      2/07/96                Purchase                   10,000            17.020
                                      2/08/96                Purchase                   30,400            17.270
                                      2/08/96                Purchase                   18,900            17.461
